UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Reeves Telecom Limited Partnership

(Name of the Issuer)

Reeves Telecom Limited Partnership

Grace Property Management, Inc.

John S. Grace

(Name of Person(s) Filing Statement)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Peter Metz, President	Copy to:
Grace Property Management, Inc	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2221	Bloomfield, CT 06002
(860) 256-7160

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a. The filing of soliciting materials or an information statement subject to Regulation 14A (17 C.F.R. 240.14a-1 to 240.14b-2), Regulation 14C (17 C.F.R. 240.14c-1 to 240.14cb101) or Rule 13c-3 (17 C.F.R. 240.13e-3(c)under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$55,628.37	$11.13

* The filing fee is calculated based on 68,688 Limited Partnership Units, the maximum number of Limited Partnership Units that will be redeemed by Reeves Telecom Limited Partnership in the Reverse Unit Split, multiplied by $0.81 per Limited Partnership Unit, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 and is equal to one-fiftieth of one percent of $55,628.37.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Reeves Telecom Limited Partnership, a South Carolina limited partnership (the "Partnership"), its general partner, Grace Property Management, Inc. (the “General Partner”), and John S. Grace, an affiliate of the General Partner, in connection with the proposed amendment to the Limited Partnership Agreement of the Partnership (the "Limited Partnership Agreement") to effect a reverse unit split to reduce the number of units of the Partnership (the "Units") in which one new Unit (the "New Unit") will be exchanged for 101 old Units (the "Old Units") presently issued and outstanding. Under the proposal, no fractional New Units will be issued to any holder of less than one New Unit. Holders who own less than 101 Old Units will be entitled to receive from the Partnership $0.81 for each Old Unit and any other Holder who holds a number of New Units not evenly divisible by 101 will be entitled to receive $0.81 for each Old Unit not exchanged for a New Unit (the "Reverse Unit Split").

This Amendment No. 2 to Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with Amendment No. 2 to the preliminary proxy statement filed by the Partnership pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is incorporated by reference as Exhibit 1. The following information is furnished pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in the Item of Schedule 13E-3. The information contained in the Proxy Statement is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the Appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

Reeves Telecom Limited Partnership

c/o Grace Property Management, Inc., its General Partner

55 Brookville Road

Glen Head, New York 11545

Telephone: (516) 686-2221

(b)	Securities.

This Schedule 13E-3 relates to Limited Partnership Units of the Partnership. As of January 31, 2013, 1,811,062 Units were outstanding, including shares of Reeves Telecom Corporation not exchanged for Units. The information set forth in the Proxy Statement under the heading “Special Note Regarding Unit Equivalents and Record Holders of Units” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Proxy Statement under the heading “Special Factors - Trading Market and Price; Distributions” is incorporated herein by reference.

(d)	Dividends.

The information set forth in the Proxy Statement under the heading “Special Factors - Trading Market and Price; Distributions” is incorporated herein by reference.

(e)	Prior Public Offerings.

Not applicable.

(f)	Prior Stock Purchases.

Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address.

See the response to Item 2(a) above with respect to the Partnership and General Partner. The General Partner is an affiliate of the Partnership by reason of its management of the Partnership pursuant to the Limited Partnership Agreement.

John S. Grace is an affiliate of the General Partnership by reason of his beneficial ownership of 100% of the common stock of the General Partner.

The business address and telephone number of John S. Grace and Peter Metz is 55 Brookville Road, Glen Head, New York 11545, telephone: (516) 686-2221.

(b)	Business and Background of Entities.

The General Partner of the Partnership is Grace Property Management, Inc., a Delaware corporation. The principal business of Grace Property Management, Inc. is to manage the Partnership. During the past five years, neither the Partnership or General Partner has been convicted of any criminal proceeding and was not a party to any proceeding described in Item 1003(c)(4) of Item 1003 of Regulation M-A.

(c)	Business and Background of Natural Persons.

Peter Metz has been President and the sole Director of the General Partner since June, 2012. He is also an officer of affiliates of Grace Property Management, Inc., most of which positions he has held since 1999. During the past five years, Mr. Metz has not been convicted of any criminal proceeding described in Item 1003(c)(3) of Item 1003 of Regulation M-A and was not a party to any proceeding described in Item 1003(c)(4) of Item 1003 of Regulation M-A. Mr. Metz is a citizen of the United States.

John S. Grace has been a private investor for the past five years. During the past five years, Mr. Grace has not been convicted of any criminal proceeding described in Item 1003(c)(3) of Item 1003 of Regulation M-A and was not a party to any proceeding described in Item 1003(c)(4) of Item 1003 of Regulation M-A. Mr. Grace is a citizen of New Zealand.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms.

Not applicable.

(c)	Different Terms.

The information set forth in the Proxy Statement under the headings “Purpose of the Meeting,” “Special Factors - Purpose of Reverse Unit Split,” “Special Factors - Effects of Reverse Unit Split” and “Proposal 1 - Amendment to Limited Partnership Agreement Relating to Reverse Unit Split” is incorporated herein by reference.

(d)	Appraisal Rights.

The information set forth in the Proxy Statement under the heading “Additional Factors to be Considered - No Right of Limited Partners or Holders to Seek Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders.

None.

(f)	Eligibility for Listing or Trading.

Not Applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions.

The information set forth in the Proxy Statement under the heading “Special Factors - Interest of General Partner and its Affiliate” is incorporated herein by reference.

(b)	Significant Corporate Events.

Not applicable.

(c)	Negotiations or Contacts.

Not applicable.

(e)	Agreements Involving the Subject Company’s Securities.

Not applicable.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	Use of Securities Acquired.

The information set forth in the Proxy Statement under the heading “Additional Factors to be Considered - Exchange of Certificates; Old Units Not Exchanged for New Units; Escheat” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Proxy Statement under the headings “Special Factors - Purpose of Reverse Unit Split,” “Special Factors - Effects of Reverse Unit Split” and “Special Factors - Alternatives” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

The information set forth in the Proxy Statement under the headings “Purpose of the Meeting,” “Special Factors - Purpose of Reverse Unit Split,” “Special Factors - Effects of Reverse Unit Split,” “Special Factors - Interest of General Partner and its Affiliate,” “Special Factors - Alternatives” and “Proposal 1 - Amendment to Limited Partnership Agreement Relating to Reverse Unit Split” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

The information set forth in the Proxy Statement under the headings “Special Factors - Fairness,” “Special Factors - Interest of General Partner and its Affiliate,” “Special Factors - Voting by General Partner and its Affiliate” and “Special Factors - Recommendation of General Partner and its Affiliate” is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

The information set forth in the Proxy Statement with respect to the Presentation and Opinion of Lieberman LLP under the heading “Special Factors - Fairness” and in Appendices A and B is incorporated herein by reference.

The information set forth in the Proxy Statement with respect to the appraisal of the Partnership’s Boiling Spring Lakes property as of December 31, 2012 by Ingram & Company, Inc. referenced under the heading “Special Factors - Fairness” and in Appendices A and B is incorporated herein by reference. The appraisal is filed as Exhibit 3.

ITEM 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

The information set forth in the Proxy Statement under the heading “Additional Factors to be Considered - Source and Amount of Funds; Expenses” is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the Proxy Statement under the heading “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions.

Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

The information set forth in the Proxy Statement under the headings “Introduction,” “Special Factors - Voting by General Partner and its Affiliate,” “Special Factors – Recommendation of the General Partner and its Affiliate” and “Proposal 1 - Amendment to Limited Partnership Agreement Relating to Reverse Unit Split” is incorporated herein by reference.

ITEM 13. FINANCIAL INFORMATION.

(a)	Financial Information.

The information set forth in the Proxy Statement under the headings “Capitalization” “Summary Financial Information” and in Appendix C is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the Proxy Statement under the heading “Solicitation of Proxies” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

Not applicable.

ITEM 16. EXHIBITS.

1.	Amendment No. 2 to Preliminary Proxy Statement, including Appendices A through C, filed concurrently herewith under cover of Schedule 14A, File No. 000-09305, incorporated herein by reference.

2.	Opinion of Juliano & Marks, LLC re tax consequences of Reverse Unit Split to the Partnership, incorporated herein by reference from Exhibit 2 to the Schedule 13E-3 of Reeves Telecom Limited Partnership, filed February 19, 2013, File No. 005-32580.

3.	Ingram & Company, Inc. appraisal of the Boiling Spring Lakes property as of December 31, 2012, incorporated herein by reference from Exhibit 99.1 to the Form 10-K of Reeves Telecom Limited Partnership for the year ended December 31, 2012, filed February 19, 2013, File No. 000-09305.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2013	REEVES TELECOM LIMITED PARTNERSHIP

	By:	Grace Property Management, Inc.
	Its:	General Partner

	By:	/s/ Peter Metz
Peter Metz
	Its:	President

GRACE PROPERTY MANAGEMENT, INC.

	By:	/s/ Peter Metz
Peter Metz
	Its:	President

/s/ JOHN S. GRACE
John S. Grace

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